ALTERNATIVE MONTHLY EARLY WARNING REPORT
PURSURANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1.	Name and Address of the Eligible institutional investor:

Marquest Asset Management Inc. (“Marquest”) 161 Bay Street, Suite 4420 Toronto, Ontario M5J 2S1

2.	Name of Reporting Issuer with respect to which the report is filed:

Pacific North West Capital Corp.

3.	Period for which the report is filed:

Period ended August 31, 2013

4.	Net increase or decrease in the number of principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

Since Marquest’s last report filed on January 10, 2013, Marquest Holdings have in the Reporting Issuer common shares have increased by 2,457,482 and warrants have decreased by 2,201,295. This represents a net increase of0.45% of the outstanding common shares of the Issuer on a partially diluted basis

5.	Designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

Marquest, on its behalf and on behalf of the portfolios of investment funds managed by it, exercises control or direction over 9,422,075 common shares and 1,500,000 warrants of the Reporting Issuer. This represents an approximate 10.35% interest, on a partially diluted basis as at August 31, 2013.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control;

Not applicable

(ii)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor; and

Not applicable

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Marquest exercises control or direction, but not ownership of over 9,422,075 common shares and1,500,000 warrants of the Reporting Issuer on behalf of the portfolios of investments funds over which ithas discretionary trading authority.

7.	Purpose of the eligible institutional investor and any joint actor in acquiring or disposing of ownership of, or control over, the securities including any further intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities of the Reporting Issuer disposed by Marquest, on its behalf and on behalf of the portfolio of investment funds managed by it, are held for investment purpose. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition to coting of any of securities:

Not applicable

9.	The names of any joint actors in connection with the disclosure required by this form:

Not applicable

10.	If applicable a description of any change in any material fact set out in a previous report by the eligible institutional investor entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer:

Not applicable

11.	Statement that the eligible institutional investor is eligible to file report under Part 4 of National Instrument 62-103 in respect of the reporting issuer:

Marquest is eligible to file this report under the alternative monthly reporting system (Part 4) of the NationalInstrument 62-103.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

September 10, 2013

Per: “Gerald Brockelsby”

Gerald Brockelsby
Chief Executive Officer and
Chief Investment Officer